UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu
Name: Tao Thomas Wu Title: Chief Financial Officer

Date: May 10, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2012

SHANGHAI, CHINA — May 9, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the first quarter of 2012.

FIRST QUARTER 2012 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2012 were US$16.8 million, a 10.8% increase from the corresponding period in 2011.

•	Income from operations in the first quarter of 2012 was US$2.6 million, a 60.2% decrease from the corresponding period in 2011.

•

Net income attributable to Noah shareholders in the first quarter of 2012 was US$2.7 million, a 52.6% decrease from the corresponding period in 2011. Non-GAAP[1] net income attributable to Noah shareholders in the first quarter of 2012 was US$3.7 million, a 40.5% decrease from the corresponding period in 2011.

•	Net income per basic and diluted ADS in the first quarter of 2012 were both US$0.05. Non-GAAP net income per diluted ADS in the first quarter of 2012 was US$0.06.

FIRST QUARTER 2012 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients as of March 31, 2012 increased by 61.0% year-over-year to 29,814; this figure includes 28,924 registered individual clients, 824 registered enterprise clients and 66 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[2] during the first quarter of 2012 were 952, a 44.5% increase from the corresponding period in 2011. The aggregate value of wealth management products distributed by the Company during the first quarter of 2012 was RMB5.3 billion (approximately US$0.8 billion)[3], a 5.7% increase from the corresponding period in 2011. Of this aggregate value, fixed income products accounted for 53.0%, private equity fund products accounted for 44.4%, and securities investment funds and investment-linked insurance products accounted for 2.6%. The average transaction value per client[4] in the first quarter of 2012 was RMB5.6 million (approximately US$0.9 million), a 26.8% decrease from the corresponding period in 2011, primarily due to changes in product mix as clients purchased more fixed income products that have lower minimum investment amount than private equity fund products.

•

Coverage network as of March 31, 2012 included 60 branches, up from 59 branches as of December 31, 2011. The number of relationship managers increased to 580 as of March 31, 2012, up 59.3% year-over-year.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “Market environment has started to stabilize in the first quarter and we continued to focus on implementing our strategic initiatives to develop our mutual fund distribution business and our offshore business. During this quarter, we distributed several landmark products, which demonstrated yet again the importance of understanding client’s needs and product innovation.”

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Mr. Tom Wu, Chief Financial Officer, said, “We are single-mindedly committed to deliver profitable growth for our shareholders by focusing on branch management, training and productivity. We will endeavor to realize economies of scale and to improve our profitability in the coming quarters.”

FIRST QUARTER 2012 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2012 were US$16.8 million, a 10.8% increase from the corresponding period in 2011, due to an increase in net revenues in recurring service fees, which were offset by a decline in net revenues in one-time commissions for the first quarter of 2012.

Net revenues from one-time commissions for the first quarter of 2012 were US$9.2 million, a 19.0% decrease from the corresponding period in 2011. The year-over-year decrease was mainly due to lower average commission rate for short-term fixed income products.

Net revenues from recurring service fees for the first quarter of 2012 were US$7.6 million, a 97.8% increase from the corresponding period in 2011. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Operating Margin

Operating margin for the first quarter of 2012 was 15.7%, as compared to 43.6% for the corresponding period in 2011. The year-over-year decrease in operating margin for the first quarter of 2012 was primarily due to an increase in operating cost and expenses resulting from the Company’s expansions outpacing its net revenue growth.

Operating cost and expenses for the first quarter of 2012, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$14.1 million, a 65.7% increase from the corresponding period in 2011.

Cost of revenues for the first quarter of 2012 totaled US$3.9 million, a 47.6% increase from the corresponding period in 2011. The year-over-year increase for the first quarter of 2012 was primarily due to increases in compensation expenses paid to relationship managers mainly as a result of the expansion of the Company’s sales force.

Selling expenses for the first quarter of 2012 were US$6.1 million, a 79.1% increase from the corresponding period in 2011. Selling expenses as a percentage of net revenues for the first quarter of 2012 was 36.5%, as compared to 22.6% for the corresponding period in 2011. The year-over-year increase for the first quarter of 2012 was primarily due to increases in personnel expenses, rental expenses and client service fees as a result of the Company’s network expansions.

G&A expenses for the first quarter of 2012 were US$4.2 million, a 67.5% increase from the corresponding period in 2011. G&A expenses as a percentage of net revenues for the first quarter of 2012 was 25.2%, as compared to 16.6% for the corresponding period in 2011. The year-over-year increase for the first quarter of 2012 was primarily due to increases in employee compensation expenses attributable to G&A expenses as a result of the Company’s expansion.

Income Tax Expenses

Income tax expenses for the first quarter of 2012 were US$1.0 million, a 49.8% decrease from the corresponding period in 2011. The year-over-year decrease was primarily due to a decrease in taxable income.

Net Income

Net income attributable to Noah shareholders for the first quarter of 2012 was US$2.7 million, a 52.6% decrease from the corresponding period in 2011. Net margin for the first quarter of 2012 was 16.3%, as compared to 38.0% for the corresponding period in 2011. Income per basic and diluted ADS for the first quarter of 2012 were both US$0.05, as compared to US$0.10 for the corresponding period in 2011.

Non-GAAP net income attributable to Noah shareholders for the first quarter of 2012 was US$3.7 million, a 40.5% decrease from the corresponding period in 2011. Non-GAAP net margin for the first quarter of 2012 was 21.8%, as compared to 40.6% for the corresponding period in 2011. Non-GAAP income per diluted ADS for the first quarter of 2012 was US$0.06, as compared to US$0.11 for the corresponding period in 2011.

Balance Sheet and Cash Flow

As of March 31, 2012, the Company had US$123.1 million in cash and cash equivalents, a decrease from US$136.9 million as of December 31, 2011. In the first quarter of 2012, the Company generated US$0.7 million in its operating activities, received US$4.8 million from the maturity of fixed-term deposits, invested US$18.4 million mostly in fixed income products and used US$0.4 million to acquire property and equipment.

2012 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2012 is expected to be in a range of US$30.0 million and US$35.0 million, representing a year-over-year increase in the range of 14.8% and 34.0%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Wednesday, May 9, 2012 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Thursday, May 10) to discuss its first quarter 2012 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
United States	+1-866-519-4004	+1-718-354-1231
China
– Domestic	800-819-0121
– Domestic Mobile	400-620-8038
Hong Kong	###-##-####
United Kingdom	080-8234-6646
Conference ID #	75341366

A telephone replay will be available shortly after the call until May 16, 2012 at +1-718-354-1232 (US Local Toll) or +61-2-8235-5000 (International). Conference ID # 75341366.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized certain amounts of expenses for the restricted shares and share options in the periods presented and expects to incur share-based compensation charges in the future. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With 580 relationship managers in 60 branch offices as of March 31, 2012, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2012 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	December 31, 2011	March 31, 2012
	$	$
Assets
Current assets:
Cash and cash equivalents	136,859,336	123,121,230
Restricted cash	79,442	80,668
Short-term investments	20,714,145	34,825,265
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2011 and March 31, 2012	6,233,227	11,136,087
Deferred tax assets	2,898,399	2,896,785
Amounts due from related parties	1,734,405	232,318
Other current assets	2,192,988	3,281,884

Total current assets	170,711,942	175,574,237

Long-term investments	1,892,308	1,417,527
Investment in affiliates	2,434,689	2,753,237
Property and equipment, net	4,436,936	4,212,775
Non-current deferred tax assets	537,988	524,697
Other non-current assets	928,496	944,146

Total Assets	180,942,359	185,426,619

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	9,477,432	6,312,786
Income tax payable	1,932,895	2,425,881
Other current liabilities	5,062,950	8,482,861
Dividend payable	—	7,868,000
Uncertain tax position liabilities	322,378	364,310

Total current liabilities	16,795,655	25,453,838

Non-current uncertain tax position liabilities	1,272,219	1,271,645
Other non-current liabilities	1,854,762	1,811,085

Total Liabilities	19,922,636	28,536,568

Equity	161,019,723	156,890,051

Total Liabilities and Equity	180,942,359	185,426,619

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2011	March 31, 2012	Change
	$	$
Revenues:
Third-party revenues	14,047,759	14,521,729	3.4%
Related party revenues	1,997,650	3,230,408	61.7%

Total revenues	16,045,409	17,752,137	10.6%
Less: business taxes and related surcharges	(897,115)	(974,968)	8.7%

Net revenues	15,148,294	16,777,169	10.8%

Operating cost and expenses:
Cost of revenues	(2,610,173)	(3,853,533)	47.6%
Selling expenses	(3,421,605)	(6,128,402)	79.1%
General and administrative expenses	(2,520,014)	(4,220,228)	67.5%
Other operating income	13,132	52,812	302.2%

Total operating cost and expenses	(8,538,660)	(14,149,351)	65.7%

Income from operations	6,609,634	2,627,818	(60.2%)

Other income(expenses):
Interest income	410,105	713,210	73.9%
Investment income	225,780	533,026	136.1%
Foreign exchange gain (loss)	550,136	(72,096)	(113.1%)
Other income	46,935	28,383	(39.5%)

Total other income	1,232,956	1,202,523	(2.5%)

Income before taxes and loss from equity in affiliates	7,842,590	3,830,341	(51.2%)
Income tax expense	(2,075,150)	(1,041,470)	(49.8%)
Loss from equity in affiliates	(4,375)	(55,561)	1,170.0%

Net income attributable to Noah Shareholders	5,763,065	2,733,310	(52.6%)

Income per ADS, basic	0.10	0.05	(50.0%)
Income per ADS, diluted	0.10	0.05	(50.0%)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	236,908	(29,754)	(112.6%)

Comprehensive income attributable to Noah Shareholders	5,999,973	2,703,556	(54.9%)

Margin analysis:
Operating margin	43.6%	15.7%
Net margin	38.0%	16.3%
Weighted average ADS equivalent: [1]
Basic	55,676,667	55,940,872
Diluted	57,126,675	56,674,694
ADS equivalent outstanding at end of period	55,735,000	55,972,765

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2011	March 31, 2012	Change
Number of registered clients	18,521	29,814	61.0%
Number of relationship managers	364	580	59.3%
Number of branch offices	39	60	53.8%

	Three months ended
	March 31, 2011	March 31, 2012	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	659	952	44.5%
Transaction value:
Fixed income products	1,695	2,819	66.3%
Private equity fund products	2,523	2,362	(6.4%)
Securities investment funds and investment-linked insurance products	815	137	(83.2%)

Total transaction value	5,033	5,318	5.7%

Average transaction value per client	7.64	5.59	(26.9%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2011	March 31, 2012	Change
	$	$
Net income attributable to Noah Shareholders	5,763,065	2,733,310	(52.6%)
Adjustment for share-based compensation related to:
Share options	349,043	886,766	154.1%
Restricted shares	35,018	35,407	1.1%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	6,147,126	3,655,483	(40.5%)

Net income per ADS, diluted	0.10	0.05	(50.0%)
Adjusted net income per ADS, diluted (non-GAAP)*	0.11	0.06	(41.4%)

Net margin	38.0%	16.3%	(57.1%)
Adjusted net margin (non-GAAP)*	40.6%	21.8%	(46.3%)

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.